

National Indemnity Company

A member of the Berkshire Hathaway group of insurance companies

December 3, 2007

Mr. John Jacobs
Jacobs Financial Group, Inc.

Dear Mr. Jacobs:

National Indemnity Company ("National Indemnity") is pleased to offer to sell all of the outstanding shares of Unione Italiana Insurance Company of America ("Unione") for a purchase price of $2.75 million plus the surplus as determined in accordance with statutory accounting in the State of New York on the date of closing. This price assumes that we are able to obtain for Unione a Certificate of Authority from the Commonwealth of Kentucky and listing as an Authorized (Certified) Surety on Federal Bonds.

National Indemnity represents to Jacobs Financial Group, Inc. ("Acquirer"):

(1) Unione is duly organized under the laws of New York and licensed to write insurance and reinsurance as and to the extent provided in Appendix A hereto;

(2) No renewal, suspension or cancellation of any of such licenses is pending or to the knowledge of National Indemnity or Unione threatened;

(3) National Indemnity is the sole shareholder of Unione and owns 100% of the outstanding shares of capital stock of Unione, free and clear of all liens and encumbrances; and

(4) National Indemnity is not subject to any regulatory or contractual limitation on the ability to sell the shares of Unione (except for prohibition under New York law on any party acquiring control of Unione without the consent of the Superintendent of Insurance of the State of New York (the "Superintendent").

We would propose that this acquisition be structured as follows:

(A) National Indemnity Company will proceed to apply for a Certificate of Authority for Unione in Kentucky and listing as an Authorized (Certified) Surety on Federal Bonds with the United States Treasury Financial Management Service and will file these applications in 2007. Acquirer will provide such assistance as National Indemnity may reasonably request to facilitate the approval of these two applications;

(B) Acquirer will make a deposit with National Indemnity in the amount of $75,000. This deposit is non-refundable except: (i) if Acquirer elects to terminate this Agreement by reason of Unione's failure to obtain a Kentucky Certificate of Authority in the Commonwealth of Kentucky or a listing as an Authorized (Certified) Surety on Federal Bonds which termination authority may be exercised at any time after June 30, 2008; (ii) Unione fails to maintain its licenses as set forth in Appendix A in good standing; or (iii) National Indemnity or Unione otherwise breach this agreement.

4016 Farnam Street • Omaha, Nebraska 68131-3095 • Telephone (402) 536-3000 • Facsimile: (402) 536-3031
E-mail: fnkrutter@nationalindemnity.com


(C) National Indemnity will transfer of all of the outstanding shares of Unione to Acquirer upon closing and all directors and officers of Unione will tender their resignations;

(D) Prior to closing National Indemnity will enter into a reinsurance agreement with Unione under which National Indemnity will reinsure all liabilities of Unione under contracts of insurance and reinsurance incepting prior to closing, subject to approval of the New York Superintendent of Insurance;

(E) As consideration for the shares of Unione, Acquirer will pay to National Indemnity at closing the sum of $2.75 million plus the surplus of Unione as determined at closing (determined in accordance with the accounting standards adopted by the New York Superintendent of Insurance) less the deposit paid by Acquirer as provided in Paragraph (B);

(F) National Indemnity will indemnify Unione and Acquirer for all liabilities of Unione incurred prior to closing regardless of when claims are made; provided that indemnification shall be subject to the attached conditions set forth in Appendix C;

(G) Acquirer will as soon as practical following execution of this agreement seek approval of the Superintendent for the acquisition of Unione;

(H) Acquirer and National Indemnity will cooperate in seeking to obtain approval of the Superintendent for reinsurance consideration as necessary to reduce the surplus of Unione to the level sought by Acquirer and approved by the Superintendent;

(I) Acquirer and National Indemnity will cooperate to seek such other regulatory approvals as may be required by law and provide such notices as required by law;

(J) Acquirer may assign its rights under this Agreement to an affiliate subject to such restrictions as apply under New York law;

(K) Either party shall have the right to terminate this Agreement if closing has not occurred at any time after June 30, 2008, unless the terminating party is in breach of this Agreement, provided that rights accrued prior to termination and Paragraphs B, L and M shall survive termination. The Mutual Non-Disclosure Agreement between the parties dated September 26, 2007, is not amended by this Agreement which shall continue in effect in accordance with its terms. The Acquirer will provide to National Indemnity a draft of the Form 8-K to be filed by Acquirer with the United States Securities Exchange Commission for National Indemnity's approval which approval will not be unreasonably withheld or delayed.

(L) This Agreement is governed by the laws of the State of New York, without regard to conflict of law principles; and

 **National Indemnity Company**

(M)   (i)   Any dispute arising hereunder, if not settled by mutual agreement, shall, at either party's option, and, upon written notice by one party to the other, be settled by final and binding arbitration in New York, NY. The arbitration shall be conducted in accordance with the Commercial Dispute Resolution Procedures of the American Arbitration Association ("AAA" Rules") by three disinterested arbitrators appointed in accordance with such AAA Commercial Rules.

(ii)   The arbitration panel shall have authority to award relief under legal or equitable principles, including interim or preliminary relief, and to allocate responsibility for the costs of the arbitration and to award recovery of attorneys' fees and expenses in such manner as is determined by the arbitrators;

(iii)   Judgment upon the award rendered by the arbitrators may be entered in any court having personal and subject matter jurisdiction; and

(iv)   All proceedings and all evidence given or discovered pursuant to any arbitration under this agreement shall be maintained in confidence by both parties, except as required by law and except for all information which is otherwise public and except as required by a party to enforce its rights under (iii) above or the arbitration award.

If these terms are acceptable to Jacobs Financial Group, Inc., please advise by countersigning this letter. Upon receipt of the countersigned letter we will work with your counsel on a definitive stock purchase agreement to supersede this Agreement.

National Indemnity's wire instructions for the deposit are:

Wells Fargo Bank N.A.
420, Montgomery St
San Francisco, CA 94163
ABA #: 121000248
Swift Code: WFBIUS6S
For the Account of: National Indemnity Company
Account number: 1150001492

Sincerely,

Forrest N. Krutter
Senior Vice President

The terms set forth in your letter are acceptable to Jacobs Financial Group, Inc.

Name: John M. Jacobs
Title: President
Date: December 4, 2007

 **National Indemnity Company**

Appendix A – Insurance Licenses

In the following states, Unione's certificate provides for surety authority:

Alabama
Arizona
Arkansas (reinsurance only)
Delaware
Georgia (reinsurance only)
Idaho
Illinois
Indiana (excluding bailbonds)
Michigan
Mississippi
Montana
Nebraska
New Mexico
New York
Ohio
South Carolina (reinsurance only)
Texas
Utah
Wisconsin (reinsurance only)

In the following states, Unione's certificate does not grant surety authority:

Colorado
Iowa (Unione's certificate provides exclusively for reinsurance authority)
Kansas
Louisiana
Maryland
Oklahoma
Pennsylvania

 **National Indemnity Company**

Appendix B – Standard Maintenance Provisions

National Indemnity will not, without the prior written consent of Acquirer, permit Unione to directly or indirectly:

(a)   amend or modify its certificate or articles of incorporation, bylaws or other charter or organization documents;

(b)   merge or consolidate with or acquire the business of any other corporation or other business organization or acquire any property or assets of any other person;

(c)   split, combine or reclassify any shares of its capital stock, or declare, pay or set aside any sum for any dividend or other distribution (whether in cash, stock or Property, any combination thereof or otherwise) in respect of its capital stock, or redeem, purchase or otherwise acquire (or agree to redeem, purchase or otherwise acquire) any of its capital stock or any of its other securities or any securities of the Companies; or

(d)   adopt a plan of complete or partial liquidation, dissolution, rehabilitation, merger, consolidation, restructuring, recapitalization, redomestication or other reorganization; Agreement.

(e)   agree in writing to do any of the foregoing.

 **National Indemnity Company**

Appendix C – Standard Indemnification Terms

National Indemnity's obligation to indemnify Acquirer under this Agreement will be subject to the following conditions:

- an indemnified party shall inform National Indemnity as soon as reasonably practicable of any claim or of any threat to bring such a claim to which this indemnification may apply, provided that the failure or delay to furnish such notice shall not limit the right to indemnification for such claim unless such failure or delay is prejudicial, provided further that National Indemnity shall have no obligation to indemnify indemnified party with respect to any expenses incurred by indemnified party prior to such notice under any circumstance;

- except with the consent in writing of National Indemnity, no admission, offer, promise or payment shall be made or given by or on behalf of any indemnified party in respect of a claim to which this indemnification may apply;

- National Indemnity shall take over and conduct the defense and settlement of any claim to which this indemnification may apply and, upon National Indemnity taking over the conduct of the defense and settlement of such claim, National Indemnity shall thereafter not be obliged to reimburse any indemnified party in respect of its own legal and defense costs incurred after the indemnified party received notice that National Indemnity had elected to take over and conduct the defense and settlement of the applicable claim and the indemnified party shall be entitled to participate in the defense at its own expense; in the event National Indemnity fails to take over and to conduct the defense of any such claim, the indemnified party may take over and conduct the defense and settlement of such claim;

- the indemnified party shall at the request and cost of National Indemnity give National Indemnity all reasonable assistance in the indemnified party's power in connection with the defense and settlement of such claim;

- National Indemnity may settle any claim subject to this indemnification and shall have discretion in the conduct of any proceedings in relation thereto, provided that any settlement shall not impose any obligation on the indemnified party and shall release the indemnified party from such claim; in the event the indemnifying party fails to take over and conduct the defense of any such claim, the indemnified party shall be entitled to settle such claim at the expense of the indemnifying party; and

 **National Indemnity Company**

- National Indemnity shall not be liable to indemnify an indemnified party for any award of damages proximately caused by any criminal or intentional act or omission on the part of that party finally determined by a court in a final judgment, not subject to appeal finally determined by a court in a final judgment, not subject to appeal. Notwithstanding the requirement in the foregoing sentence of a final judgment, National Indemnity shall have the right to settle any claim alleging such criminal or intentional act or omission and seek reimbursement through an arbitration to determine whether if the claim had not been settled claimant would have been found in a final judgment, not subject to further appeal, entitled to judgment against indemnified party by reason of damages proximately caused by a criminal or intentional act or omission.